SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

     Certificate is filed by: Metropolitan Edison Company (the "Company"), a subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities:

     $100,000,000 4.45% Senior Notes due 2010 (the "2010 Notes")
     $150,000,000 4.95% Senior Notes due 2013 (the "2013 Notes", together with the 2010 Notes, the "Notes")

2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     $100,000,000 aggregate principal amount of 2010 Notes
     $150,000,000 aggregate principal amount of 2013 Notes


4.   Rate of interest per annum of each security:

     2010 Notes:  4.45% per annum
     2013 Notes:  4.95% per annum

5.   Date of issue, renewal or guaranty of each security:

     March 20, 2003

6.   If renewal of security, give date of original issue:

     Not Applicable.


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7.   Date of maturity of each security:

     2010 Notes:  March 15, 2010
     2013 Notes:  March 15, 2013

8.   Name of the person to whom each security was issued, renewed or guaranteed:

     The Company issued and sold the Notes to Banc One Capital Markets, Inc., J.P. Morgan Securities Inc., BNY Capital Markets, Inc. and Wachovia Securities, Inc. (collectively, the "Initial Purchasers"), pursuant to a Purchase Agreement dated March 13, 2003 among the Company and the Initial Purchasers. The Notes were offered by the Initial Purchasers only to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act of 1933.


9.   Collateral given with each security:

     Initially, the Notes, which are issued pursuant to an Indenture (the "Senior Note Indenture") dated as of July 1, 1999, between the Company and The Bank of New York, as successor trustee (in such capacity, the "Senior Note Trustee"), will be, in accordance with the Senior Note Indenture, secured by $250,000,000 aggregate principal amount of the Company's first mortgage bonds issued pursuant to the Indenture, dated November 1, 1944, between the Company and The Bank of New York, as Successor Trustee (the "Mortgage Trustee"), as amended and supplemented. However, in accordance with the Senior Note Indenture, on the date that the Senior Note Trustee holds 80% or more of all of the Company's outstanding first mortgage bonds, the Notes will no longer be secured by any of the Company's first mortgage bonds. At that time, the Notes will be unsecured obligations of the Company and will rank equally with all of its unsecured and unsubordinated indebtedness.

10.  Consideration given for each security:

     2010 Notes:  $99,102,000
     2013 Notes:  $148,594,500

11.  Application of proceeds of each security:

     A portion of the proceeds was irrevocably deposited with the Mortgage Trustee to provide for the redemption of $140,000,000 aggregate principal amount of the Company's outstanding first mortgage bonds; the remaining proceeds will be used for other general corporate purposes, including the possible redemptions of additional outstanding long-term debt.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

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     (a) the provisions contained in the first sentence of Section 6(b) [ ]

     (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b)):

      Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.


15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52.


                                         METROPOLITAN EDISON COMPANY


                                         By:   /s/ Thomas C. Navin
                                               -------------------
                                                   Thomas C. Navin
                                                   Treasurer


Date: March 28, 2002

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